Exhibit 99.1

Sundial Announces Results of its Annual General and Special Meeting of Shareholders and Details of the Share Consolidation

CALGARY, May 21, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce all of the resolutions put to holders of common shares of the Company (the "Shareholders") at the annual general and special meeting held virtually today (the "Meeting") were passed.

At the Meeting, Shareholders approved: (i) fixing the number of directors of the Company at five members; (ii) electing each of Bryan Pinney, Greg Mills, Elizabeth Cannon, Gregory Turnbull, and Zach George as directors of the Company for the ensuing year; and (iii) re-appointing KPMG LLP as the auditors of the Company for the ensuing year and authorizing the board of directors of the Company to set their remuneration.

The following votes were received with respect to each director nominee:

	Number of Shares For	%	Number of Shares Withheld	%
Bryan Pinney	31,840,766	93.68	2,149,049	6.32
Greg Mills	28,508,474	83.87	5,481,341	16.13
Elizabeth Cannon	28,848,980	84.88	5,140,835	15.12
Gregory Turnbull	28,543,718	83.98	5,446,097	16.02
Zach George	33,907,803	99.76	82,012	0.24

Additionally, Shareholders approved, as a special resolution, authorizing the board of directors (the ("Board") to effect, at such time as the Board deems appropriate,  the consolidation (the "Consolidation") of all of the issued and outstanding common shares of the Company (the "Common Shares") on the basis of one (1) post-consolidation Common Share for a number of Common Shares within a range of three and twenty pre-consolidation Common Shares as will be determined by the Board of the Company in its sole discretion.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:30e 21-MAY-20